Filed by Metrocall Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Metrocall Holdings, Inc. Exchange Act File No.: 0-21924

Subject Company: Arch Wireless, Inc. Exchange Act File No.: 0-23232

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the consummation and timing of the merger between Metrocall Holdings, Inc and Arch Wireless, Inc. and expected future revenues, liquidity, products and growth opportunities of the combined company. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Metrocall’s and Arch’s filings with the Securities and Exchange Commission, including their respective annual reports on Forms 10-K for the year ended December 31, 2003.

Metrocall and Arch will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Metrocall or Arch with respect to the proposed transaction may be obtained free of charge by contacting Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Shirley White (tel.: 703-660-6677) or Arch Wireless, Inc., Attention: Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117).

INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include: Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of March 26, 2004, the beneficial common stock ownership of the directors and executive officers of Metrocall was approximately 3.1%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch Include: William E. Redmond, Jr, Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of March 26, 2004, the beneficial common stock ownership of the directors and executive officers of Arch was approximately 9.8%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

* * *

[The following is a Press Release]

For Immediate Release:
Monday, March 29, 2004

Contacts:

Metrocall Contact:	Arch Contact:
Timothy J. Dietz	William E. Redmond, Jr
Director, Corporate Communications	Board of Directors
& Investor Relations	Chairman of Transaction Committee
(703) 660-6677x6231	(518) 581-2323
dietzt@metrocall.com

Metrocall and Arch Wireless to Merge

Merger of equals expected to create significant savings and earnings potential

ALEXANDRIA, VA, and WESTBOROUGH, MA – Monday March 29, 2004 – Metrocall Holdings, Inc. (NASDAQ Small Cap: MTOH) and Arch Wireless, Inc. (NASDAQ: AWIN, BSE: AWL) today announced the execution of a definitive merger agreement. Pending receipt of shareholder and regulatory approvals, the two companies will merge as equals, creating:

•	A more efficient organization capable of improved financial performance through the elimination of redundant overhead and duplicative network structures
•	A larger company combining the firms’ best aspects of management, creativity and practices, better suited to compete effectively with large mobile phone providers and other providers of wireless communications
•	An expanded portfolio of competitively priced wireless products and services
•	Greater cash flow per share for each company’s shareholders vs. each company’s respective stand alone plans

The merged company will carry a new brand name, to be determined by its board (see below).

Merger Consideration.

Under the terms of the definitive merger agreement, a new holding company will be formed to own both Metrocall and Arch. In the aggregate, Metrocall common stockholders will receive $150 million in cash pursuant to a cash election and 27.5% of the shares of the new holding company’s common stock. Under the cash election, Metrocall shareholders will be entitled to elect to receive cash in the amount $75.00 per Metrocall share for up to 2 million of the total Metrocall shares. The remaining approximately four million fully diluted Metrocall shares would be converted into approximately 7.561 million shares of the common stock of the new holding company at an exchange ratio of approximately 1.876 new holding company shares for each Metrocall share. To the extent that cash elections are made in respect of a number greater than or less than 2 million shares, the merger consideration would be adjusted on a pro rata basis so that 2 million of Metrocall’s outstanding shares are exchanged for cash.

Arch shareholders will receive one share of the new holding company common stock for each share of Arch common stock they own. On a fully diluted basis, there are approximately 19.934 million shares of Arch common stock outstanding.

The parties intend that the merger qualify as a tax-free reorganization to the extent that shareholders receive stock rather than cash. Upon completion of the merger, Arch shareholders will own approximately 72.5% and Metrocall shareholders will own approximately 27.5% of the new company on a fully diluted basis and there will be approximately 27.495 million shares of new holding company common stock outstanding, on a fully diluted basis.

Other Significant Terms

Vincent D. Kelly, President and Chief Executive Officer of Metrocall, will become the President and Chief Executive Officer and a director of the new holding company. The other members of management of the combined company will be selected by Mr. Kelly and the new Board, largely from incumbents currently at Arch and Metrocall and may also be supplemented with talent from outside the two companies. The Board of Directors of the new holding company will be comprised of nine members each serving for a one year term. Four of the Directors will be appointed by Metrocall and will include Royce Yudkoff, Metrocall’s current Chairman, who will serve as Chairman of the Board of the new holding company, Mr. Kelly and two existing independent Metrocall directors. Four of the Directors will be appointed by Arch, and will consist of four existing independent Arch directors. The ninth director will be David Abrams of Abrams Capital, a major shareholder of Arch. The Audit committee shall consist of one Metrocall director, one Arch director, and Mr. Abrams. The Compensation committee shall consist of two Arch directors and one Metrocall director. The Nominating and Governance committee shall consist of two Arch directors and two Metrocall directors. The new holding company will be headquartered in Alexandria, Virginia, and will also retain various Arch groups in other locations.

It is contemplated that the common stock of the new holding company will be listed on the NASDAQ National Market. The merger is subject to several conditions, including the approval of both companies’ shareholders and obtaining FCC and antitrust clearance. In addition, the companies will work together to secure the financing necessary to fund the cash portion of the merger consideration to be paid to Metrocall shareholders. It is currently contemplated that the merger would close in the second half of 2004, promptly following receipt of shareholder and regulatory approval.

Prior to completion of the transaction, Metrocall will retire all of its remaining preferred stock and Arch will retire all of its existing funded indebtedness. At the close of the transaction, the new holding company will have approximately 27.495 million shares of common stock outstanding and only such debt, after using available cash on hand, as is necessary to fund the $150 million cash consideration to Metrocall shareholders.

Transaction Benefits

Metrocall and Arch believe that substantial synergies and cost reductions can result from the elimination of duplicative and redundant operations, functions and locations. The cash flows generated by the operations of the new company should therefore be more than sufficient to expeditiously retire all of the debt incurred in connection with this transaction, leaving significant cash available in future years for dividends, stock repurchases or other uses as may be determined by the new holding company’s board of directors. Although the parties have entered into this transaction to realize these benefits for all the shareholders, the cash component being made available for Metrocall shareholders preserves the possibility of retaining Arch’s reported significant tax attributes.

At closing, paging and messaging operations of the combined company will continue to be provided on a nationwide basis with offices in over 100 locations across the United States. The combined company will have substantial opportunity to develop joint product offerings and will have access to the broad array of wireless products and services currently in Metrocall’s product portfolio, while ensuring that Arch’s network rationalization skills preserve messaging reliability as the networks are consolidated.

Vincent D. Kelly, Metrocall President and CEO commented: “As a Metrocall shareholder, I am extremely excited about this opportunity. This merger would provide our shareholders with a significant liquidity event for part of their holdings while giving them the ability to retain a significant ongoing stake in the new combined company. The cash election price of $75.00 per Metrocall share is nearly triple the share price of our common stock nine months ago and represents a premium to the weighted average price at which our stock has traded over the last ninety days. Of equal importance to me, Metrocall shareholders will continue to own 27.5% of a much larger company, which, taking advantage of the synergies to be generated by the merger should be capable of generating greater cash flow per share for our shareholders than we could have generated as a stand-alone company. We expect to operate the combined company with the same cash flow oriented objectives that both Arch and Metrocall embraced in 2003 on a stand-alone basis, while continuing to provide our customers with premiere paging and wireless messaging products and services and first-class customer service. We look forward to combining the best qualities of each company’s management, systems, sales and support staff into one combined organization.”

Ed Baker, Chairman of the Board, President and CEO of Arch Wireless stated, “While both Arch and Metrocall have created significant shareholder value since having emerged from bankruptcy in 2002, the paging industry continues to shrink due to considerable competitive pressure from new cellular and PCS technologies. The opportunity to consolidate in the face of this pressure, to bring together the best of both companies’ considerable management talent and to take advantage of significant financial and operational synergies as well as to mitigate execution risk in our respective stand-alone plans was a major factor in our decision to move forward and recommend this transaction to our shareholders.”

The boards of directors of both companies have approved the proposed merger transaction. Lazard Freres & Co. advised Metrocall, while Bear, Stearns & Co. Inc. and Berenson & Company advised Arch.

Today’s Investor Telephonic Conference Call-In Information
 – – – – – – – –
The companies will conduct a conference call at 10:00 AM (EST), today, to discuss the transaction. To participate in the call, dial (800) 946-0783 five to ten minutes prior to the scheduled time. The operator will ask you for the conference call title, which is “Metrocall/Arch Merger Conference Call” and the confirmation code, “196074.” The call will be available for replay for two weeks. To access the replay dial (888) 203-1112.

About Metrocall
– – – – – – – –

Metrocall Wireless, Inc., headquartered in Alexandria, Virginia, is a leading provider of paging products and other wireless services to business and individual subscribers. In addition to its reliable, nationwide one-way networks, Metrocall’s two-way network has the largest high-powered terrestrial ReFLEX footprint in the United States with roaming partners in Canada, Mexico, the Caribbean, Central and South America. Metrocall Wireless is the preferred ReFLEX wireless data network provider for many of the largest telecommunication companies in the United States that source virtual network services and resell under their own brand names. In addition to traditional numeric, one-way text and two-way paging, Metrocall also offers wireless e-mail solutions, as well as mobile voice and data services through AT&T Wireless and Nextel. Also, Metrocall offers Integrated Resource Management Systems with wireless connectivity solutions for medical, business, government and other campus environments. Metrocall focuses on the business-to-business marketplace and supports organizations of all sizes, with a special emphasis on the medical and government sectors. For more information on Metrocall please visit our Web site and on-line store at www.metrocall.com or call 800-800-2337.

About Arch
– – – – – – –

Arch Wireless, Inc., headquartered in Westborough, Mass., is a leading wireless messaging and mobile information company with operations throughout the United States. It offers a full range of wireless messaging and wireless e-mail services, including mobile data solutions for the enterprise, to business and retail customers nationwide. Arch provides services to customers in all 50 states, the District of Columbia, Puerto Rico, Canada, Mexico and in the Caribbean principally through a nationwide direct sales force, as well as through indirect resellers, retailers and other strategic partners. Additional information on Arch is available on the Internet at http://www.arch.com.

Caution Concerning Forward-Looking Statements
– – – – – – – – – – – – – – – – – – –

This document includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the consummation and timing of the merger and expected future revenues, liquidity, products and growth opportunities of the combined company. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Metrocall’s and Arch’s filings with the Securities and Exchange Commission, including their respective annual reports on Forms 10-K for the year ended December 31, 2003.

Metrocall and Arch will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Metrocall or Arch with respect to the proposed transaction may be obtained free of charge by contacting Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Shirley White (tel.: 703-660-6677) or Arch Wireless, Inc., Attention: Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117).

INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include: Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of March 26, 2004, the beneficial common stock ownership of the directors and executive officers of Metrocall was approximately 3.1%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch Include: William E. Redmond, Jr, Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of March 26, 2004, the beneficial common stock ownership of the directors and executive officers of Arch was approximately 9.8%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

* * *

* * *

[The following is a communication from Metrocall to its employees]

March 29, 2004

Metrocall & Arch Agree to Merge

A Message from Vincent D. Kelly, President & CEO

     Today Metrocall and Arch Wireless announced the signing of a definitive merger agreement between the two companies. We believe that this is the logical next step for both companies and firmly believe this is the right time for this merger to take place, drawing on the best that each company has to offer and thus creating greater value for both Metrocall Wireless and Arch Wireless customers and shareholders than if each were to continue alone as stand alone carriers.

     As you know each year paging faces pressures from new generations of wireless technologies. The combination of these two companies presents significant opportunities for the organizations to better compete with mobile voice and data service providers. As delineated in the press release distributed this morning, the benefits of this merger will include:

•	A larger company combining management, creativity and best practices better suited to compete effectively with large mobile phone providers and other providers of wireless communications
•	A more efficient organization capable of improved financial performance through the elimination of redundant overhead and duplicative network structures
•	An expanded portfolio of competitively priced wireless products and services
•	Greater cash flow per share for each company’s shareholders vs. each company’s respective stand alone plans

     However, while we are very excited by this prospect, the merger agreement is subject to shareholder and regulatory approvals, which may take months to obtain. It is critical that in the interim and/or in the case that the merger does not go through, that each and every employee of Metrocall continue to execute on our customer based, free cash flow plan. The best thing each and every one of you can do for the company and our future right now is to execute our game plan and turn in a great second quarter.

     Pending receipt of the regulatory approvals, the merger could potentially close in the second half of 2004. The terms of the agreement call for me to continue in my role as President and CEO of the new combined company, which will continue to be headquartered in Alexandria, VA. The current Chairman of Metrocall Holdings’ board, Royce Yudkoff, will be the Chairman of the Board for the new holding company. The newly merged company will include senior management and employees from both organizations, and will operate in more than 100 offices throughout the country.

     Attached you will find more information that will help you better understand some of the details of this merger agreement. You will note an investor conference call scheduled for this morning at 10:00 AM. This conference call is not for the employees of either company and is only for the outside investor community. You are welcome to listen to the replay after the call.

     Today’s announcement was made possible due to the hard work and dedication of our board, management and employees who have steadfastly stayed the course through our reorganization, recovery and rise to the top of the industry. We have been through quite a bit during the last 18 months, but our work is far from over. The success of this merger will depend on your continued commitment to our plan and in particular a focus on “business as usual.” There are three main business as usual points which I’d like each of you to carefully consider.

1)   Competition in our market sector/antitrust. Attached you will find a document titled “Antitrust Guidelines.” Please familiarize yourself with this information. Pending completion of the merger, anti-trust laws require that Arch and Metrocall continue to operate as independent, “arm’s-length” competitors. One company may not take over management of any part of the other. The assets, operations and personnel of the two companies must remain separate. Designated management from Metrocall and Arch may engage in joint integration planning, but implementation of integration is prohibited. In particular, until the transaction closes, it is extremely important that all selling and marketing functions remain separate. These functions include pricing plans, pending or anticipated bids, sales calls, marketing efforts and any customer-specific information and initiatives.

2)   Customer care and customer inquiries. Also attached is a document with Customer Talking Points. Nowhere is business as usual more important than in maintaining our high standard of service quality and responsiveness to our customers. Many Metrocall Wireless customers will ask about this pending merger. Carefully explain to them that this plan will result in a better business climate in which we can provide them with low cost, high quality communications services. We also expect that the merged company’s combined resources will enable us to provide new and improved services to all of our customers.

3)   An exceptional second quarter. This merger will benefit greatly from Metrocall meeting and exceeding its goals for the second quarter. This means we must focus on our revenue milestones, operating efficiencies, retaining our core subscriber base and capturing new revenue opportunities through the sales of our entire portfolio of mobile communications solutions.

     It is natural for employees to be concerned about the future when a significant merger such as this is announced. Metrocall’s employee base has a lot going for it, including the experience gained from the recent WebLink asset acquisition and subsequent integration activities. We have shown that we can mobilize to make the most out of a business environment in transition.

     Having seen this group of professionals meet one challenge after another and rise to the occasion each time I have great confidence in our potential. You should each be proud of our recent performance and future possibilities. Stay the course, business as usual, armed with a clear understanding of our direction and your particular responsibilities. It is an exciting time for Metrocall Wireless and together we can enthusiastically welcome a future full of promise.

Vincent D. Kelly
President & CEO

* * *

[The following is a communication from Metrocall to its employees]

CUSTOMER TALKING POINTS

You may receive inquiries from customers regarding the proposed merger of Arch and Metrocall. The purpose of this note is to provide you with the facts you may need to respond to customer inquiries.

•	The transaction is subject to shareholder approval and approval by the U.S. Department of Justice and the Federal Communications Commission.

•	The parties expect to close the transaction in the second half of 2004.

•	Until the merger closes, the companies will remain separate, and it will be business as usual for Metrocall and its customers.

•	There are several reasons why this transaction will benefit all of our customers and shareholders, including cost savings and efficiencies that will enable us to continue to provide you with low cost, high quality services, and to ensure we can continue to compete with other, larger wireless communications service providers.

•	These efficiencies and cost savings will come from the elimination of duplicative networks and duplicative back-office functions.

•	We also expect the merged company’s combined resources will enable us to provide new and improved services to all of our customers.

If customers have any further questions or any comments or concerns, please make a note of the customers’ name and company, and send to Tim Dietz at dietzt@metrocall.com or (703) 660-6677 x6260.

* * *

[The following is a communication from Metrocall to its employees]

METROCALL / ARCH ANTITRUST COMPLIANCE GUIDELINES

     As you know, Arch and Metrocall have announced their intention to merge. It is anticipated that the transaction will close later this year. Pending completion of the transaction, the antitrust laws require that Arch and Metrocall continue to operate as independent, arm’s-length competitors. The assets, operations and personnel of the two companies must remain separate.

     While appropriate personnel of Arch and Metrocall may engage in joint integration planning, implementation of integration is prohibited. In particular, until the transaction is completed Arch and Metrocall should not begin coordinating their sales, marketing and pricing activities, and should not engage in joint sales pitches, joint bids or joint marketing. Metrocall customers should not be directed to deal with Arch, and vice versa. Nor may one company take over the management of any part of the other company.

     In the course of meetings and other communications occurring prior to the completion of the transaction, Arch and Metrocall should avoid disclosing to each other commercially sensitive information, or material from which such information may be derived. Information exchanges and communications should be limited to those persons specifically assigned responsibility for integration planning. The following information should not be disclosed or discussed without prior consultation with the parties’ respective legal counsel:

1.	Pending or anticipated bids or other customer-specific initiatives.

2.	Pricing plans, and current or future customer-specific prices or price structures.

3.	Current or projected customer-specific costs, volume, margin and profitability data.

     As a general rule, discussions of back office and management integration do not raise antitrust concerns. For example, discussions of post-merger IT consolidation and post-merger management assignments and responsibilities are permissible as long as the resulting plans are not implemented until closing.

Thank you for your assistance and cooperation. Any questions regarding the scope of permissible information exchange should be directed to Tim Dietz at dietzt@metrocall.com or (703) 660-6677 x6260.